SAFETY SHOT, INC.

April 17, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

One Station Place

100 F Street N.E.

Washington, D.C. 20549-7010

Re:	Safety Shot, Inc.
Registration Statement on Form S-1 (No. 333-284689)

Ladies and Gentlemen:

The undersigned registrant hereby requests that the effectiveness of the above-captioned Registration Statement on Form S-1 filed with the U.S. Securities and Exchange Commission (the “Commission”) on February 4, 2025, be accelerated so that it will be made effective at 4:30 p.m. Eastern Daylight Time on April 21, 2025, or as soon thereafter as practicable, pursuant to Rule 461(a) of the Securities Act of 1933, as amended (the “Act”).

The undersigned registrant hereby acknowledges that (i) should the Commission or the staff of the Commission (“Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the undersigned registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the undersigned registrant may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The undersigned registrant is aware of its obligations under the Act.

Yours faithfully,

SAFETY SHOT, INC.

By:	/s/ Jarrett Boon
Name:	Jarrett Boon
Title:	Chief Executive Officer